Act: 1934 NO ACT

Section: 15d

Rule:

Public Availability: 8/13/2008

8-13-08

[redacted]

08052382

Response of the Office of Chief Counsel
Division of Corporation Finance

Received SEC ~~August 13, 2008~~

AUG 13 2008

Washington, DC 20549

Re: I.C. Isaacs & Company, Inc.
Incoming letter dated August 13, 2008

Based on the facts presented, the Division will not object if I.C. Isaacs & Company, Inc. does not file its periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2008. In reaching this position, we note that I.C. Isaacs & Company, Inc. has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-8 and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, I.C. Isaacs & Company, Inc. will file a certification on Form 15 making appropriate claims pursuant to Exchange Act Rules 12h-3 and 12g-4 on or before the due date of its Form 10-Q for the fiscal quarter ended June 30, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Anne Krauskopf

Anne Krauskopf
Senior Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2008

Mail Stop 3010

Terrence L. Shen
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036-2714

Re: I.C. Isaacs and Company

Dear Mr. Shen:

In regard to your letter of August 13, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Securities Exchange Act of 1934, Section 12(h); Rule 12h-3
Securities Exchange Act of 1934, Section 13(a)
Securities Exchange Act of 1934, Section 15(d)

KRAMER LEVIN NAFTALIS & FRANKEL LLP

TERRENCE L. SHEN
PARTNER
PHONE 212-715-7819
FAX 212-715-8000
TSHEN@KRAMERLEVIN.COM

August 13, 2008

BY E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
E-mail: cfletters@sec.gov

Re: I.C. Isaacs & Company, Inc.
(Commission File No. 000-23379)

Ladies and Gentlemen:

On behalf of I.C. Isaacs & Company, Inc., a Delaware corporation ("Isaacs" or the "Company"), we are writing to request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if, under the circumstances described in this letter, Isaacs files a certification on Form 15 to terminate the registration of its common stock (the "Common Stock") under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and to suspend its obligation to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act with respect to its Common Stock. In connection with the foregoing, the Company is seeking confirmation that Rule 12h-3(c) will not preclude the Company from filing the Form 15. Subject to receiving the relief requested in this letter, the Company intends to complete the filing of the Form 15 prior to the filing deadline for its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.

Background

Isaacs is a designer and marketer of branded jeanswear and sportswear. The Company was founded in 1913 and incorporated in the State of Delaware. The Company is current in all of its periodic reports through the date of this letter. Isaacs' fiscal year ends on December 31st of each year.

Isaacs Common Stock is registered under Section 12(g) of the Exchange Act and constitutes the only class of securities of Isaacs that is registered under Section 12 of the Exchange Act. Isaacs has issued no other class of securities subject to the requirements of Section 15(d) of the Exchange Act.

Shares of the Company's Common Stock are traded on the OTC Bulletin Board under the ticker symbol "ISAC.OB." As of July 23, 2008, the Company had 38,540,612 outstanding shares of Common Stock, par value $0.0001 per share, held by 24 record stockholders.

Subject to the receipt of the no-action relief sought in this letter, but before the due date of its Form 10-Q for the quarter ending June 30, 2008, Isaacs intends to file a Form 15 with the Commission to deregister its Common Stock under Section 12(g) of the Exchange Act and also to suspend its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act.

Registration Statements

Isaacs has on file with the Commission the following registration statements under the Securities Act:

- *Form S-8 (File No. 333-63871, filed and effective September 21, 1998)*: This registration statement (the "1998 Registration Statement") registered 500,000 shares of the Company's Common Stock for issuance under the I.C. Isaacs & Company, Inc. 1997 Omnibus Stock Plan (the "1997 Plan"). Participation in the 1997 Plan is open to all employees, officers, directors and consultants of the Company or any of its affiliates, as may be selected by the compensation committee of the Company's board of directors (the "Compensation Committee") from time to time. The 1997 Plan allows for stock options, stock appreciation rights, stock awards, phantom stock awards and performance awards to be granted. The Compensation Committee determines the prices, vesting schedules, expiration dates and other material conditions upon which such awards may be exercised. The last sale under this 1998 Registration Statement took place on December 14, 2006.

- *Form S-8 (File No. 333-46916, filed and effective September 29, 2000)*: This registration statement (the "2000 Registration Statement") registered 600,000 shares of the Company's Common Stock for issuance under the I.C. Isaacs & Company, Inc. Amended and Restated 1997 Omnibus Stock Plan (the "Amended 1997 Plan"). Participation in the Amended 1997 Plan is open to all employees, officers, directors and consultants of the Company or any of its affiliates, as may be selected by the Compensation Committee from time to time. The Amended 1997 Plan allows for stock options, stock appreciation rights, stock awards, phantom stock awards and performance awards to be granted. The Compensation Committee determines the prices, vesting schedules, expiration dates and other material conditions upon which such awards may be exercised. The last sale under this 2000 Registration Statement took place on September 20, 2006.

- *Form S-8 (File No. 333-117735, filed and effective July 29, 2004)*: This registration statement (the "2004 Registration Statement") registered 1,100,000 shares of the Company's Common Stock issuable pursuant to awards granted under the Amended 1997 Plan. The last sale under this 2004 Registration Statement took place on September 14, 2006.
    - As of March 31, 2008, options to purchase 1,146,367 shares remained outstanding under the Amended 1997 Plan.
- *Form S-8 (File No. 333-143983, filed and effective June 22, 2007)*: This registration statement (the "2007 Registration Statement") registered the offer and sale of 600,000 shares of Common Stock issuable under the Company's 2007 Stock Incentive Plan (the "2007 Plan"). The 2007 Plan allows the Company to grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock and performance shares. The 2007 Plan is administered by the Compensation Committee. No securities have been issued under this 2007 Registration Statement since May 30, 2007.
    - As of March 31, 2008, 105,000 restricted stock units remained outstanding under the 2007 Plan.

Discussion

Pursuant to Rule 12g-4(a) under the Exchange Act, an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a), the Company is currently eligible to deregister its Common Stock under Section 12(g) of the Exchange Act.

However, Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder render the suspension to file reports inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.[1] As such, a literal interpretation of Rule 12h-3(c) would prevent Isaacs from suspending its duty under

[1] Section 10(a)(3) provides that "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use so far as such information is known to user of such prospectus or can be furnished by such user without unreasonable effort or expense."

Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's Annual Report on Form 10-K, filed with the Commission on May 16, 2008, has the technical effect of updating the 1998 Registration Statement, the 2000 Registration Statement, the 2004 Registration Statement and the 2007 Registration Statement (collectively, the "Registration Statements") by reference under Section 10(a)(3).

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). *See also* Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); RARE Hospitality International, Inc. (available January 22, 2008); International Securities Exchange, Inc. (available January 3, 2008); Mail.com Business Messaging Services, Inc. (available March 27, 2000). On August 12, 2008, Isaacs filed post-effective amendments to each of the Registration Statements to deregister any Isaacs securities that remained unsold; the post-effective amendments became effective immediately upon filing. Accordingly, no investors will then be able to purchase securities pursuant to these Registration Statements, and so the protection of Section 15(d) will no longer be necessary for potential purchasers.

The Staff has, on numerous occasions, indicated that Rule 12h-3(c) was not intended to apply to normal course updating of Form S-8 registration statements pursuant to Section 10(a)(3). *See e.g.,* Letter to C. Michael Harrington (available January 4, 1985). The Staff has previously found that a sale of shares under a registration statement that had been automatically updated by periodic reports did not preclude an issuer, otherwise eligible under Rule 12h-3, from filing a Form 15 to suspend any further obligations to file periodic reports. *See e.g.,* Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008). Furthermore, the Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.,* Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 15, 2007); C. Michael Harrington (available January 4, 1985).

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. *See e.g.,* Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7,

2008). Isaacs satisfies each of the elements set forth in Rule 12h-3 for suspension of its reporting obligations under Section 15(d): (i) In accordance with Rule 12h-3(a), Isaacs has filed all reports required by Section 13(a), without regard to Rule 12b-25, for its three most recent fiscal years and for the interim periods in its current fiscal year and (ii) In accordance with Rule 12h-3(b)(1)(i), Isaacs has fewer than 300 stockholders of record. According to the Company's stock transfer agent, as of July 23, 2008, Isaacs had 24 holders of record of its Common Stock, seven of whom are either employees or affiliates of the Company. In addition, as reflected in the Company's Definitive Proxy Statement, filed with the Commission on July 14, 2008, as of May 16, 2008, employees or affiliates of the Company beneficially owned 84.6% of the Company's Common Stock. The preparation of periodic reports would impose a financial burden on Isaacs and would involve significant management efforts. Such burdens and efforts are disproportionate to the number of record holders who are not employees, directors or affiliates of the Company, and disproportionate to the benefits to be derived given the recent limited trading activity in the Company's Common Stock. Thus, requiring the continued filing of Exchange Act reports by Isaacs under Section 15(d) would not serve the purpose of Section 15(d) and would be significantly burdensome to Isaacs. The Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.,* Questar Assessment, Inc. (available June 13, 2008); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); WaveRider Communications, Inc. (available March 31, 2006); Planet Technologies, Inc. (available February 7, 1988).

Many of the holders of stock options pursuant to the Company's benefit plans that are the subject of the Form S-8 Registration Statements are already stockholders of record, and therefore, even if all option holders exercised their options, the number of record stockholders of the Company would not materially increase. Notwithstanding the termination of the Registration Statements for Isaacs' existing stock incentive plans, the current and future holders of options issued pursuant to such plans will not be disadvantaged by the absence of periodic reports under the Exchange Act. The holders of existing options are current employees and directors, as all options expire by their terms after the person's employment by or affiliation with Isaacs ceases. Such employees and directors have access to information about the Company, and have the ability to ask questions of executive officers prior to making a decision to exercise any options. Rule 701 of the Securities Act permits Isaacs to offer and sell securities pursuant to its employee stock incentive plans in compliance with Rule 701 once Isaacs terminates its reporting status. *See* NewCity Communications, Inc. (available October 6, 1988). After the filing of the Form 15, issuance of securities pursuant to the employee stock incentive plans will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirements under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. Isaacs' employee stock incentive plans satisfy the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, Isaacs will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144, as provided by Rule 701(g). Therefore, the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.*, Planet Technologies, Inc. (available February 7, 2008).

Conclusion

We respectfully request, for the foregoing reasons, that the Staff confirm that Rule 12h-3(c) does not preclude the Company from filing a Form 15 and that the Staff advise us that it will not recommend enforcement action to the Commission if, under the circumstances described in this letter, Isaacs files a Form 15 to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and to suspend immediately its reporting obligations under Section 13(a) and 15(d) of the Exchange Act, including the suspension of its duty to file its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2008.

On August 12, 2008, Isaacs filed post-effective amendments to each of the Registration Statements to deregister any Isaacs securities that remained unsold; the post-effective amendments became effective immediately upon filing. Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting simultaneously the termination of its registration of its Common Stock under Section 12(g) of the Exchange Act and the suspension of its obligations to file periodic and current reports under Section 15(d) of the Exchange Act. Isaacs intends to deregister its Common Stock under Section 12(g) on the same Form 15 it wishes to file in connection with the suspension of its reporting obligations under Section 15(d) prior to the due date for filing of its quarterly report on Form 10-Q for its fiscal quarter ended June 30, 2008.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before it issues a written response to this letter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email. If you have any questions or require additional information, please contact Tonya Smith (tsmith@kramerlevin.com; 212-715-9373) or the undersigned (tshen@kramerlevin.com; 212-715-7819).

Very truly yours,

Terrence L. Shen

cc: Robert S. Stec
President & Chief Executive Officer,
I.C. Isaacs & Company, Inc.

END